RECEIVED
2005 SEP -1 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

05010910

August 30, 2005

VIA AIR COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Share Buyback Results) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 9/7

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

SAMSUNG
ELECTRONICS

Share Buyback Results

▫ **Details**

Samsung Electonics completed its share buyback as planned:

1. Buyback Results
   - Common share: 3,800,000 shares (KRW 2,032,869,932,000)
   - Preferred share: 300,000 shares (KRW 109,004,242,000)
   * The buyback cost excludes fees.

2. Buyback period
   June 14 to August 29, 2005